SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)
41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Decarbonization of the Generation Portfolio –

Studies of Potential Divestment in UEGA

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the further study for a potential divestment of the equity interest of the Copel group in UEG Araucária S.A. “UEGA”.

UEGA is a company controlled by Copel, which owns, directly and indirectly, 81.2% of the total and voting capital stock (60.9% Copel GeT, 20.3% Copel Holding and 18.8% Petrobras) and operates the Araucária gas-fired thermoelectric plant, with 484.15 MW of installed capacity. The plant operates in the modality known as “merchant”1 and is authorized, through Resolution 351/1999, to operate until December 22, 2029, subject to renewal.

The respective approval represents the decarbonization process of the Copel group's generation portfolio and is in line with Copel's Corporate Strategic Planning – Vision 2030, strengthening the pillars for the perpetuity and sustainable growth of the business.

The Company will keep the market informed of relevant developments related to the matter.

Curitiba, November 4, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

1 Plants without electricity sales contracts, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Price for Settlement of Differences – PLD. In this modality, the UEGA, as a thermoelectric plant dispatched centrally by the National Electric System Operator (ONS), is dispatched in situations where the Marginal Operational Cost (CMO) of the electric system exceeds its Unit Variable Cost (CVU) approved by ANEEL, or out of order-of-merit, when requested by the ONS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 4, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.